Exhibit 99.1
Description of Governmental Regulations
General
The ownership, operation, and management of our gaming, betting and racing facilities (generically referred to herein as “gaming”) are subject to significant regulation under the laws, rules and regulations of each of the jurisdictions in which we operate. Gaming laws and regulations are generally based upon declarations of public policy designed to protect gaming consumers and the viability and integrity of the gaming industry. The continued growth and success of gaming is dependent upon public confidence, and gaming laws protect gaming consumers and the viability and integrity of the gaming industry, including prevention of cheating and fraudulent practices. Gaming laws also may be designed to protect and maximize state and local revenues derived through taxes and licensing fees imposed on gaming industry participants, as well as to enhance economic development and tourism. To accomplish these public policy goals, gaming laws establish stringent procedures to ensure that participants in the gaming industry meet certain suitability standards. In addition, gaming laws require gaming industry participants to:
•ensure that unsuitable individuals and organizations have no role in gaming operations;
•establish procedures designed to prevent cheating and fraudulent practices;
•establish and maintain anti-money laundering practices and procedures;
•establish and maintain responsible accounting practices and procedures;
•maintain effective controls over their financial practices, including establishing minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;
•maintain systems for reliable record keeping;
•file periodic reports with gaming regulators and maintain certain minimum internal controls;
•establish programs to promote responsible gaming; and
•enforce minimum age requirements.
Typically, a state regulatory environment is established by statute and underlying regulations and is administered by one or more regulatory agencies with broad discretion to regulate the affairs of owners and other persons with financial interests in gaming operations. Among other things, gaming authorities in the various jurisdictions in which we operate:
•adopt, interpret and enforce gaming laws and regulations;
•impose disciplinary sanctions for violations, including fines and penalties;
•review the character and fitness of participants in gaming operations and make determinations regarding their suitability or qualification for licensure;
•grant licenses for participation in gaming operations;
•collect and review reports and information submitted by participants in gaming operations;
•in the case of Rhode Island and Delaware, collect proceeds from our operations and provide us with commissions based on such proceeds;
•review and approve certain transactions, such as acquisitions or change-of-control transactions of gaming industry participants, securities offerings and debt transactions engaged in by such participants; and
•establish and collect fees and taxes in jurisdictions where applicable.
Any change in the laws or regulations of a gaming jurisdiction could adversely affect our gaming operations.

Licensing and Suitability Determinations
Gaming laws require us, each of our subsidiaries engaged in gaming operations, certain of our directors, officers and employees, and in some cases, certain of our shareholders and holders of our debt securities, to obtain licenses or findings of suitability from gaming authorities. Licenses or findings of suitability typically require a determination that the applicant qualifies or is suitable to hold the license. Gaming authorities have broad discretion in determining whether an applicant qualifies for licensing or should be deemed suitable. Subject to certain administrative proceeding requirements, the gaming regulators have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or fine any person licensed, registered or found suitable or approved. Criteria used in determining whether to grant or renew a license or finding of suitability, while varying between jurisdictions, generally include consideration of factors such as:
•the character, honesty and integrity of the applicant;
•the financial stability, integrity and responsibility of the applicant, including whether the operation is adequately capitalized in the state and exhibits the ability to maintain adequate insurance levels;
•the quality of the applicant’s casino facilities;
•the amount of revenue to be derived by the applicable state from the operation of the applicant’s casino;
•the applicant’s practices with respect to minority hiring and training; and
•the effect on competition and general impact on the community.
In evaluating individual applicants, gaming authorities consider the individual’s business experience and reputation for good character, the individual’s criminal history and the character of those with whom the individual associates.
Some gaming jurisdictions limit the number of licenses granted to operate casinos within the state, and some states limit the number of licenses granted to any one gaming operator. Licenses under gaming laws are generally not transferable without regulatory approval. Licenses in most of the jurisdictions in which we conduct gaming operations are granted for limited durations and require renewal from time to time. There can be no assurance that any of our licenses will be renewed. The failure to renew any of our licenses could have adversely affect our gaming operations.
In addition to us and our direct and indirect subsidiaries engaged in gaming operations, gaming authorities may investigate any individual who has a material relationship to or material involvement with any of our entities to determine whether such individual is suitable or should be licensed. Our officers, directors and certain key employees must file applications with the gaming authorities in various jurisdictions to be qualified, licensed, or found suitable. Qualification, licensure and suitability determinations require submission of detailed personal and financial information followed by a thorough investigation. The applicant must pay all the costs of the investigation. Changes in licensed positions must be reported to gaming authorities and in addition to their authority to deny an application for licensure, qualification or a finding of suitability, gaming authorities have jurisdiction to disapprove a change in a corporate position.
If one or more gaming authorities were to find that an officer, director or key employee fails to qualify or is unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever all relationships with such person. In addition, gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications.

Moreover, in many jurisdictions, certain of our shareholders may be required to undergo a suitability investigation similar to that described above. Many jurisdictions require any person who acquires beneficial ownership of more than a certain percentage of our voting securities, typically 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability. Most gaming authorities, however, allow an “institutional investor” to apply for a waiver or reduced disclosure obligation. An “institutional investor” is generally defined as an investor acquiring and holding voting securities in the ordinary course of business as an institutional investor for passive investment purposes only, and not for the purpose of causing, directly or indirectly, the election of a member of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or those of any of our gaming affiliates, or the taking of any other action which gaming authorities find to be inconsistent with holding our voting securities for passive investment purposes only. Even if a waiver or reduced disclosure obligation is granted, an institutional investor generally may not take any action inconsistent with its status when the waiver was granted without once again becoming subject to the foregoing reporting and application obligations.
Generally, any person who fails or refuses to apply for a finding of suitability or a license within the time period mandated by the applicable gaming laws may be denied a license or found unsuitable, as applicable. Any shareholder found unsuitable or denied a license and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond such period of time, as may be prescribed by the applicable gaming authorities, may be guilty of a criminal offense. Pursuant to our bylaws, if a shareholder were to be found by an applicable gaming authority to be an unsuitable person, or if the Board were otherwise to determine that a shareholder is an unsuitable person under applicable gaming laws, then the Company may, subject to compliance with its bylaws, redeem such shareholder’s voting securities. In addition, in these circumstances, until such voting securities are owned by suitable shareholders:
•we would not be required or permitted to pay any dividend, payment, distribution or interest with respect to such voting securities,
•the unsuitable shareholder holder would not be entitled to exercise any voting rights in respect of such voting securities,
•we would not pay any remuneration in any form to the holder of such voting securities (other than, if applicable, the redemption price for such securities),
•an unsuitable shareholder may not be engaged as an employee, officer, or director, and may not provide any services to us or any of our subsidiaries, and
•all other rights (including economic and voting rights) of such unsuitable persons in respect of the voting securities would be suspended.
The gaming jurisdictions in which we operate also require that suppliers of certain goods and services to gaming industry participants be licensed or qualified, and require us to purchase and lease gaming equipment, and certain supplies and services only from licensed or qualified suppliers.
Violations of Gaming Laws
If we or our subsidiaries violate applicable gaming laws, our gaming licenses could be limited, conditioned, suspended or revoked by gaming authorities, and we and any other persons involved could be subject to substantial fines. Further, a supervisor or conservator can be appointed by gaming authorities to operate our gaming properties, or in some jurisdictions, take title to our gaming assets in the jurisdiction, and under certain circumstances, earnings generated during such appointment could be forfeited to the applicable state or states. Furthermore, violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. As a result, violations by us of applicable gaming laws could adversely affect our gaming operations.
Some gaming jurisdictions prohibit certain types of political activity by a gaming licensee, its officers, directors and key employees. A violation of such a prohibition may subject the offender to criminal and/or disciplinary action.

Reporting and Recordkeeping Requirements
We are required to submit detailed financial and operating reports and furnish any other information about us or our subsidiaries, as required by various laws and regulations. Under federal law, we are required to record and submit detailed reports of currency transactions involving greater than $10,000 at our casinos as well as any suspicious activity that may occur at such facilities. Certain jurisdictions require logging, reporting, and/or review of transactions and winning wagers over certain amounts. We are required to maintain a current stock ledger which may be examined by gaming authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to gaming authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. Gaming authorities may require certificates for our securities to bear a legend indicating that the securities are subject to specified gaming laws. In certain jurisdictions, gaming authorities have the power to impose additional restrictions on the holders of our securities at any time.
Review and Approval of Transactions
Substantially all material loans, capital leases, sales of securities and similar financing transactions by us and our subsidiaries must be reported to and in some cases approved by gaming authorities. Neither we nor any of our subsidiaries may make a public offering of securities without the prior approval of certain gaming authorities. Changes in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or otherwise are subject to receipt of prior approval of gaming authorities. Entities seeking to acquire control of us or one of our subsidiaries must satisfy gaming authorities with respect to a variety of stringent standards prior to assuming control. Gaming authorities may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.
Because of regulatory restrictions, our ability to grant a security interest in any of our gaming assets is limited and subject to receipt of prior approval by certain gaming authorities. A pledge of the stock of a subsidiary holding a gaming license and the foreclosure of such a pledge may be ineffective without the prior approval of gaming authorities in certain jurisdictions. Moreover, our subsidiaries holding gaming licenses may be unable to guarantee a security issued by an affiliated or parent company pursuant to a public offering, or pledge their assets to secure payment of the obligations evidenced by the security issued by an affiliated or parent company, without the prior approval of certain gaming authorities.
Certain jurisdictions require the implementation of a compliance review and reporting system created for the purpose of monitoring activities related to our continuing qualification. These plans require periodic reports to the regulatory authorities.
License Fees and Gaming Taxes
We pay substantial license fees and taxes in many jurisdictions, including some of the counties, cities and towns in which our operations are conducted, in connection with our casino gaming operations, computed in various ways depending on the type of gaming or activity involved and the jurisdiction where our operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable with varying frequency. License fees and taxes are based upon such factors as:

•a percentage of the gross gaming revenues received;
•the number of gaming devices and table games operated; and/or
•one time fees payable upon the initial receipt of license and fees in connection with the renewal of license.

In many jurisdictions, gaming tax rates are graduated, such that they increase as gross gaming revenues increase. Furthermore, tax rates are subject to change, sometimes with little notice, and such changes could have adversely affect our gaming operations. A live entertainment tax is also paid in certain jurisdictions by casino operations where entertainment is provided.
In addition to taxes specifically unique to gaming, we are required to pay all other applicable taxes such as income and property taxes.
Rhode Island Commissions
In Rhode Island, our gaming operations are subject to extensive regulation by the Rhode Island Department of Business Regulation and the Division of Lotteries of the Rhode Island Department of Revenue. Similar to Delaware and unlike the other jurisdictions in which we operate, Rhode Island does not have a traditional tax on gaming operations. The state receives all of the gaming win that comes into our Rhode Island operations and then pays us a percentage of the gaming win. As a result, our revenue from Rhode Island operations reflects only the net amount we are paid of the total gaming win from our Rhode Island casinos. As of December 31, 2022, Twin River Casino Hotel is entitled to a 28.85% share of video lottery terminal ("VLT") revenue on the initial 3,002 units and a 26.00% share on VLT revenue generated from units in excess of 3,002. Tiverton Casino Hotel is and Newport Grand was entitled to receive a percentage of VLT revenue that is equivalent to the percentage received by Twin River Casino Hotel. Twin River Casino Hotel and Tiverton Casino Hotel are entitled to an 83.5% share of table games revenue.
Delaware Commissions
In Delaware, our gaming operations are subject to extensive regulations related to our operations by the Delaware State Lottery Office, Delaware’s Department of Safety and Homeland Security, Division of Gaming Enforcement and the Delaware Harness Racing Commission. Similar to the Rhode Island jurisdiction, Delaware does not have a traditional tax on gaming operations. The Delaware State Lottery Office sweeps the win from the casino operations, collects the State’s share of the win and the amount due to the vendors under contract with the State who provide the slot machines and associated computer systems, collects the amount allocable to purses for harness horse racing and remits the remainder to us as our commission. As a result, our revenue from Delaware operations reflects only the net amount we are paid of the total gaming win from our Delaware casino and raceway. As of December 31, 2022, Dover Downs was entitled to an approximate 42% share of VLT revenue and 80% share of table games revenue.
Operational Requirements
In most jurisdictions, we are subject to certain requirements and restrictions on how we must conduct our gaming operations. In some states, we are required to give preference to local suppliers and include minority and women-owned businesses in construction projects as well as in general vendor business activity. Similarly, we may be required to give employment preference to minorities, women and in-state residents in certain jurisdictions.
Some gaming jurisdictions also prohibit cash distributions from a gaming operation, except to allow for the payment of taxes, if the distribution would impair the financial viability of the gaming operation. Moreover, many jurisdictions require a gaming operation to maintain insurance and post bonds in amounts determined by the applicable gaming authority. In addition, our ability to conduct certain types of games, introduce new games or move existing games within our facilities may be restricted or subject to regulatory review and approval. Some of our operations are subject to restrictions on the number of gaming positions we may have and the maximum wagers allowed to be placed by our customers.

Our operating properties are also subject to various rules and regulations related to the prevention of financial crimes and combating terrorism, including the U.S. Patriot Act of 2001. These rules and regulations require us to, among other things, implement policies and procedures related to anti-money laundering, suspicious activities, currency transaction reporting and due diligence on customers. Although we have policies and procedures designed to comply with these rules and regulations, to the extent they are not fully effective or do not meet heightened regulatory standards or expectations, we may be subject to fines, penalties, restrictions on certain activities, reputational harm, or other adverse consequences.
Riverboat Casinos
In addition to all other regulations generally applicable to the gaming industry, certain of our riverboat casinos are also subject to regulations applicable to vessels operating on navigable waterways, including regulations of the U.S. Coast Guard, or alternative inspection requirements. These requirements set limits on the operation of the vessel, mandate that it must be operated by a minimum complement of licensed personnel, establish periodic inspections, including the physical inspection of the outside hull, and establish other mechanical and operations rules. In addition, the riverboat casinos may be subject to future U.S. Coast Guard regulations, or alternative security procedures, designed to increase homeland security which could affect some of our properties and require significant expenditures to bring such properties into compliance.
Racetracks
We conduct horse racing operations at our racetracks in Aurora, Colorado and Dover, Delaware and operate additional off-track betting ("OTB") locations throughout Colorado. Regulations governing our horse racing operation in Colorado and Delaware are administered separately from the regulations governing gaming operations, with separate licenses and license fee structures. The racing authorities responsible for regulating our racing operations have broad oversight authority, which may include: annually reviewing and granting racing licenses and racing dates, approving the opening and operation of OTB facilities, approving simulcasting activities, licensing all officers, directors, racing officials and certain other employees of a racing licensee, and approving certain contracts entered into by a racing licensee affecting racing, pari-mutuel wagering, account wagering and OTB operations.
Retail and Mobile Sports Book Wagering
We offer retail sports wagering at our casinos in Colorado, Delaware, Indiana, Nevada, New Jersey, Rhode Island, and Mississippi, as well as mobile sports wagering in Iowa, Colorado, Indiana and Virginia. We and our partners are subject to various federal, state and international laws and regulations that affect our retail and mobile sports wagering businesses. Additional laws in any of these areas are likely to be passed in the future, which could result in impact to the ways in which we and our partners are able to offer sports wagering in jurisdictions that permit such activities.
Interactive Business
We are subject to various federal, state and international laws and regulations that affect our interactive business, including those relating to the privacy and security of customer and employee personal information and those relating to the Internet, behavioral tracking, mobile applications, advertising and marketing activities, sweepstakes and contests. Additional laws in all of these areas are likely to be passed in the future, which could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our customers or employees, communicate with our customers, and deliver products and services, or may significantly increase our compliance costs. As our business expands to include new uses or collection of data that is subject to privacy or security regulations, our compliance requirements and costs will increase and we may be subject to increased regulatory scrutiny.

Some of our social gaming products and features are based upon traditional casino games, such as slots and table games. Although we do not believe these products and features constitute gambling, it is possible that additional laws or regulations may be passed in the future that would restrict or impose additional requirements on our social gaming products and features.